Filed by PlainsCapital Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PlainsCapital Corporation

(Commission File No. 333-182513)

The following is a cover letter, distribution form and memorandum sent to persons who are eligible for a distribution under the Plains Capital Corporation Employees’ Stock Ownership Plan beginning on July 27, 2012:

July 27, 2012

[Participant Name]

[Address]

[City], [State] [Zip Code]

Dear [Name]:

Please find the enclosed information regarding the Plains Capital Corporation Employee Stock Ownership Plan (the “ESOP”).

Enclosed are helpful pieces of information about the ESOP:

1.	ESOP Question & Answers

2.	Plains Capital Corporation ESOP Statements, as of December 31, 2011 and March 31, 2012 (refer to enclosed information)

3.	ESOP Explanation of Statement Terminology

4.	ESOP Website Instructions

5.	ESOP Distribution Forms and Instructions*

6.	Your Rollover Options Notice

7.	Plains Capital Corporation ESOP Summary Plan Description

*If you wish to take a distribution this year, please note that you should fill out the enclosed distribution paperwork and return it NO LATER THAN August 31, 2012. Distribution forms should be mailed or faxed to:

Attn: Amy Turner

10 West Broad Street, Suite 1700

Columbus, OH 43235

Fax Number: 614.365.2222

All distribution forms received on or before August 31, 2012 will be processed after August 31, 2012.

As described in a press release dated May 9, 2012, PlainsCapital Corporation (the “Company”) has entered into an Agreement and Plan of Merger with Hilltop Holdings Inc. (“Hilltop”), dated as of May 8, 2012, pursuant to which, if the transaction is completed, the Company will merge with and into a wholly-owned subsidiary of Hilltop (the “Merger”).

The completion of the Merger is subject to the satisfaction of a number of conditions, including regulatory approval and shareholder approval. If the Merger is completed, all shares of Company original common stock (“Company Stock”), including those held in your ESOP account, will be exchanged for cash and shares of common stock of Hilltop, a publicly traded company (“Hilltop Stock”). Following the completion of the Merger, the shares of Hilltop Stock in your ESOP account may increase or decrease in value based on the trading price of Hilltop Stock. When making decisions with respect to your ESOP account, especially with respect to a distribution from the ESOP, it will be important to consider the potential impact of the Merger on the value of the Company Stock held in your ESOP account. More information on the Merger (including any publicly filed information) will be posted at www.plainscapital.com as such information becomes available. The potential timing for completion of the Merger cannot be determined with certainty at this time.

If you are entitled to a distribution from your ESOP account, and you elect to receive all or any portion of your ESOP distribution in the form of cash prior to the completion of the Merger (or the time we receive next year’s ESOP appraisal), the cash you will receive in exchange for shares of Company Stock in your ESOP account will be based on the ESOP’s December 31, 2011 appraisal, without taking into account any changes to the value of Company Stock that may occur as a result of the Merger.

If you elect to receive all or any portion of your ESOP distribution in the form of whole shares of Company Stock, you have the right to retain those shares, and will have certain rights prior to the completion of the Merger to require the Company to purchase the Company Stock by electing a “put option” pursuant to the terms of the ESOP. However, if you elect to retain any of the shares of Company Stock but have not exercised your “put option” rights with respect to all such shares prior to the completion of the Merger, upon completion of the Merger, you will receive cash and shares of Hilltop Stock and, because Hilltop Stock is publicly traded, you will not have any “put option” rights with respect to the Hilltop Stock.

If you are entitled to a distribution, but you don’t elect to take a full distribution prior to the completion of the Merger, any shares of Company Stock in your ESOP account as of the effective date of the Merger will be converted into cash and shares of Hilltop Stock pursuant to the terms of the merger agreement. Again, because Hilltop Stock is publicly traded, you will not have any “put option” rights with respect to the Hilltop Stock.

Finally, please note that in the event Hilltop decides to terminate the ESOP, there may be a period of time during which you will not be able to receive any distributions from the ESOP while the IRS is reviewing the ESOP to ensure it met all of the IRS qualification requirements upon termination.

Additional information about the Merger will be mailed to you in advance of a special meeting of the shareholders that we anticipate will be held later this year.

Please contact the PlainsCapital Human Resources Department at 214.252.4159 or 214.252.4158 if we can provide additional information or be of further assistance.

Sincerely,

The ESOP Trustee Committee

Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Hilltop’s or the Company’s actual results, performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and none of Hilltop, the Company nor their affiliates assumes any duty to update forward-looking statements. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “may,” “plan,” “will,” “would” and other similar expressions are intended to identify these forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the Merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of the Company’s earnings, broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Company operates; (iv) the ability to promptly and effectively integrate the businesses of Hilltop and the Company; (v) the reaction of the companies’ customers, employees and counterparties to the transaction; and (vi) diversion of management time on merger-related issues. For more information, see the risk factors described in each of Hilltop’s and the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

In connection with the proposed transaction, Hilltop has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Hilltop and the Company that also constitutes a prospectus of Hilltop, and the definitive joint proxy statement/prospectus will be mailed to shareholders of the Company and Hilltop. Hilltop and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Hilltop and the Company with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Hilltop with the SEC are available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Hilltop Investor Relations at (214) 855-2177. Copies of the documents filed by the Company with the SEC are available free of charge on the Company’s website at www.plainscapital.com or by contacting the Company’s Investor Relations at (214) 252-4155.

Participants in the Solicitation

Hilltop and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Hilltop’s executive officers and directors in Hilltop’s Annual Report on Form 10-K filed with the SEC on March 9, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 30, 2012. You can find information about the Company’s executive officers and directors in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 3, 2012. Additional information regarding the interests of such potential participants will be included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop or the Company using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

DISTRIBUTION PAPERWORK AND INSTRUCTIONS

Please answer the following questions. These questions will determine which forms you need to fill out and return to take your ESOP distribution.

1.	What is your benefit election?

•	Taking cash equivalent of your balance from the ESOP (taxable event, subject to withholding)– go to #2

•	Rolling cash equivalent of your balance to an IRA or another employer’s qualified plan – go to #3

•	Rolling shares of Company Stock (defined below) to an IRA – go to #4

•	Taking part cash (taxable event), rolling part shares of Company Stock to an IRA from the ESOP – go to #5

•	Want to leave money in the ESOP – go to #6

2.	If you are taking cash (lump sum distribution – this event is taxable and is subject to 20% withholding), please fill out FORM 1 and return by August 31, 2012 to:

Crowe Horwath

Attn: Amy Turner

10 West Broad Street, Suite 1700

Columbus, OH 43215

Fax Number: 614.365.2222

3.	If you are rolling the cash equivalent of your ESOP balance to an IRA or Qualified Plan, please fill out FORM 1 and FORM 2. In addition, you must complete a rollover form with your financial institution that will be holding the balance and return all forms by August 31, 2012 to:

Crowe Horwath

Attn: Amy Turner

10 West Broad Street, Suite 1700

Columbus, OH 43215

Fax Number: 614.365.2222

4.	If you are rolling shares of Company Stock into an IRA, please ensure that your IRA will accept the shares of Company Stock (if applicable, privately held shares of Plains Capital Corporation stock). Once you have a new IRA set up, or ensure that your current IRA will hold shares of Company Stock, please fill out FORM 1, FORM 2, FORM 3, and FORM 4 (if applicable). In addition, you must complete a rollover form with the financial institution that will be holding the balance and return all forms by August 31, 2012 to:

Crowe Horwath

Attn: Amy Turner

10 West Broad Street, Suite 1700

Columbus, OH 43215

Fax Number: 614.365.2222

5.	If you are taking part cash and rolling part shares of Company Stock to an IRA, please ensure that your IRA will accept the shares of Company Stock (if applicable, privately held shares of Plains Capital Corporation stock). After you have a newIRA set up, or ensure that your current IRA will hold shares of Company Stock, please fill out FORM 1, FORM 2, FORM 3, and FORM 4 (if applicable). In addition, you must complete a rollover form with the financial institution that will be holding the balance and return all forms by August 31, 2012 to:

Crowe Horwath

Attn: Amy Turner

10 West Broad Street, Suite 1700

Columbus, OH 43215

Fax Number: 614.365.2222

6.	If you make no election, the following will apply:

a.	For account balances with $1,000 or less, if you do not send a distribution form back by August 31, 2012 your account balance will automatically be cashed out and distributed to you in a lump sum, minus applicable taxes.

b.	For account balances with $1,000 to $4,999, if you do not send a distribution form back by August 31, 2012 your account balance will automatically be rolled to an IRA held with Plains Capital Bank. The Plains Capital Bank contact is Jacqueline Webb who may be reached by calling 806.791.7230.

c.	For account balances with $5,000 or greater, if you do not send a distribution form back by August 31, 2012 your account balance will remain in the ESOP. You are not required to take a distribution from the ESOP.

PLEASE NOTE…The DEADLINE for receipt of distribution forms at Crowe Horwath is August 31, 2012. All distribution forms received on or before August 31, 2012, will be processed after August 31, 2012.

A distribution form received by Crowe Horwath after August 31, 2012 will not be processed until the next distribution date.

FORM 1	PLAINS CAPITAL CORPORATION
EMPLOYEES’ STOCK OWNERSHIP PLAN

DISTRIBUTION ELECTION FORM

Please refer to the “Your Rollover Options” document for an explanation of the distributions available under the Plains Capital Corporation Employees’ Stock Ownership Plan (the “Plan” or “ESOP”).

Also, please review the statements in the next section of this Form carefully before you make your distribution elections.

Then, indicate your choice for the distribution of your benefits on the appropriate line below and return this form as directed on the Instructions sheet.

IMPORTANT INFORMATION ABOUT COMPANY STOCK

I recognize, understand, acknowledge and hereby represent and warrant to the Plan and to Plains Capital Corporation (“Plains Capital”), and if the Merger (defined below) has been consummated, to Hilltop Holdings Inc. (“Hilltop,” and as used herein, the term “Company” shall mean either Plains Capital or Hilltop or both, as the context requires) as follows:

1. I am affirmatively exercising my right to receive a distribution of my vested account balance (which includes Plains Capital original common stock (“Plains Capital Stock”) (and, if the Merger has been consummated, Hilltop common stock (“Hilltop Stock,” and as used herein, the term “Company Stock” shall mean either Plains Capital Stock or Hilltop Stock, as the context requires)) in cash, Company Stock, or part in cash and part in Company Stock.

2. The value of such Company Stock may increase or decrease in the future.

3. I must consult my own tax advisor with respect to the proper method of reporting any distribution I receive from the Plan.

4. The Company is currently required to make regular filings with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are available to the public at www.sec.gov. The ESOP Committee has recommended that I review all such filings, including quarterly financial statements, at the SEC website.

5. Although Plains Capital is a reporting company for purposes of the Exchange Act, Plains Capital Stock is not currently traded on a public exchange or an electronic market. However, as described in a press release dated May 9, 2012, Plains Capital has entered into an Agreement and Plan of Merger with Hilltop, dated as of May 8, 2012, pursuant to which, if the transaction is completed, Plains Capital will merge with and into a wholly-owned subsidiary of Hilltop(the “Merger”). The completion of the Merger is subject to the satisfaction of a number of conditions, including regulatory approval and shareholder approval. If the Merger is completed, all shares of Plains Capital Stock, including those held in my ESOP account, will be exchanged for cash and shares of Hilltop Stock. Following the completion of the Merger, the shares of Hilltop Stock in my ESOP account may increase or decrease in value based on the trading price of Hilltop Stock. The ESOP Committee has recommended that I consider this possibility and its possible effects on the value of Plains Capital Stock in making my decision for distribution of my account in the form elected hereby.

6. I understand that, if I elect to receive any portion of my ESOP benefit in the form of whole shares of Plains Capital Stock and the Merger is completed, I will receive cash and shares of Hilltop Stock for any shares of Plains Capital Stock I own (directly or indirectly) on the effective date of the Merger. I also understand that if I elect to receive any portion of my ESOP account in the form of cash prior to the completion of the Merger described above, the cash I will receive for shares of Plains Capital Stock in my

FORM 1 (CONTINUED)

account will be based on the ESOP’s December 31, 2011 appraisal, without taking into account any changes that may occur as a result of the Merger. I also understand that, if I elect to receive any portion of my ESOP account in the form of whole shares of Plains Capital Stock, I have the right to retain those shares, and as described below, will have certain rights to require Plains Capital to purchase the Plains Capital Stock by electing my “put option.” However, if I elect to retain any of the shares of Plains Capital Stock but have not exercised my put option rights with respect to all such shares prior to the completion of the Merger, upon completion of the Merger, I will receive cash and shares of Hilltop Stock, and, because the Hilltop Stock is publicly traded, I will not have any put option rights with respect to the Hilltop Stock.

7. I am not relying on any representation of, or communication by, the ESOP Committee, the Company, or any director, officer or employee of the Company in making my decision for distribution of my account in the form elected hereby, and none of the ESOP Committee, the Company, or any director, officer or employee of the Company have induced or encouraged me to make such decision.

8. I understand that there may be material, non-public information about the Company or the Company Stock of which the ESOP Committee, the Company, or any director, officer or employee of the Company is aware and I am not.

NAME:
ADDRESS:
EMAIL:
PHONE:

Please be sure to check both the form of payment (lump sum or direct rollover) and if you wish to receive your distribution in a cash payment or a stock payment. If you do not make an election as to how you wish to receive your distribution (a cash payment or a stock payment) your distribution will be made as a cash payment. Failure to sign and date applicable forms could delay your distribution.

CHOOSE THE FORM OF PAYMENT FOR YOUR DISTRIBUTION

☐	I elect to receive a distribution of my account balance in the form of a lump sum.

☐	I elect to receive a distribution of my account balance in the form of a direct rollover distribution.

☐	I elect to receive a distribution of my account balance partially in the form of a direct rollover distribution and partially in the form of a lump sum distribution, in the amounts indicated below.

I elect to receive $ in cash, in the form of a lump sum distribution, and
I elect to receive $ in cash, in the form of a direct rollover distribution.

I elect to receive shares of stock in the form of a lump sum distribution, and/or
I elect to receive shares of stock in the form of direct rollover distribution.

Choose between cash payments, stock payments, or a combination of the two.

☐	I elect to receive my benefits in the form of a cash payment.

☐	I elect to receive my benefits in whole shares of Company Stock, with fractional shares paid in cash.

☐	I elect to receive my cash account in the form of a cash payment and my stock account in whole shares of Company Stock, with fractional shares paid in cash.

FORM 1 (CONTINUED)

(If you elect to receive any portion of your distribution in shares of Company Stock, you have the right to require that the employer repurchase those shares from you at fair market value during any of two “put option” periods. You must exercise this right during either (i) the 60-day period beginning when you receive the distribution; or (ii) the sixty (60) day period beginning on the first day after the new determination of the fair market value of Plains Capital stock is made in the Plan Year immediately following your distribution. Refer to your Summary Plan Description for more details.)

If I have selected above to receive a distribution of my account balance in the form of a lump sum distribution, I understand that 20% will be withheld from my distribution amount for income tax purposes.

Please sign and date this Distribution Election Form on the lines indicated below.

Printed Name	Participant’s Signature

Date:	Phone:

Failure to sign and date applicable forms could delay your distribution.

FORM 2

PLAINS CAPITAL CORPORATION

EMPLOYEES’ STOCK OWNERSHIP PLAN

DIRECT ROLLOVER INFORMATION

This Form must be completed if you have elected to receive a direct rollover distribution option.

The direct rollover distribution will be rolled over to a:

☐ Traditional Individual Retirement Account (Traditional IRA)

☐ Roth Individual Retirement Account (Roth IRA)

☐ Other Qualified Plan (make sure that the Qualified Plan you are rolling into allows for direct rollover contributions).

Identify the following information for the IRA or Qualified Plan to which you will roll over the direct rollover distribution:

Name of the IRA or Qualified Plan:

Name on the Account:

Account Number (if any):

Name of the custodian or trustee for the IRA or Qualified Plan:

Address of the custodian or trustee for the IRA or Qualified Plan:

Phone number of the custodian or trustee for the IRA or Qualified Plan:

Complete this section if you are a non-spouse beneficiary:

The direct rollover distribution will be rolled over to the inherited IRA designated below:

Name of the IRA:

Name on the Account:

Account Number (if any):

Please sign and date this Distribution Election Form on the lines indicated below.

Printed Name	Participant’s Signature

Date:	Phone:

Failure to sign and date applicable forms could delay your distribution.

FORM 3	PLAINS CAPITAL CORPORATION
EMPLOYEES’ STOCK OWNERSHIP PLAN
ELECTION TO RECEIVE PLAN DISTRIBUTION IN COMPANY STOCK

I, the undersigned Participant in the Plains Capital Corporation Employees’ Stock Ownership Plan (the “Plan” or “ESOP”), whose employment with Plains Capital is terminating or has terminated, hereby request the distribution of all or     % of my vested account balance in the Plan in the form of shares of Plains Capital Corporation original common stock (“Plains Capital Stock”) (and, if the Merger (defined below) has been consummated, Hilltop Holdings Inc. common stock (“Hilltop Stock,” and as used herein, the term “Company Stock” shall mean either Plains Capital Stock or Hilltop Stock, as the context requires)).

I recognize, understand, acknowledge and hereby represent and warrant to the Plan and to Plains Capital Corporation (“Plains Capital”), and if the Merger (defined below) has been consummated, to Hilltop Holdings Inc. (“Hilltop,” and as used herein, the term “Company” shall mean either Plains Capital or Hilltop or both, as the context requires) as follows:

1. I am affirmatively exercising my right to receive Company Stock as a part of the Plan’s distribution of my vested account balance to me.

2. The value of such Company Stock may increase or decrease in the future.

3. I must consult my own tax advisor with respect to the proper method of reporting any distribution I receive from the Plan.

4. The Company is currently required to make regular filings with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are available to the public at www.sec.gov. The Committee has recommended that I review all such filings, including quarterly financial statements, at the SEC website.

5. Although Plains Capital is a reporting company for purposes of the Exchange Act, Plains Capital Stock is not currently traded on a public exchange or an electronic market. However, as described in the press release dated May 9, 2012, Plains Capital has entered into an Agreement and Plan of Merger with Hilltop dated as of May 8, 2012, pursuant to which Plains Capital will merge with and into a wholly-owned subsidiary of Hilltop that will continue as the surviving corporation (the “Merger”). If the Merger is consummated, the shares of Plains Capital Stock held in my account in the ESOP will be exchanged for cash and shares of Hilltop Stock, which are publicly traded shares. The Merger may or may not occur, depending on market factors, regulatory approvals, or other factors. If Plains Capital proceeds with the Merger, the shares of Plains Capital Stock in my account in the ESOP may increase or decrease in value. The ESOP Committee has recommended that I consider this possibility and its possible effects on the value of Plains Capital Stock in making my decision for distribution of my account in the form elected hereby.

6. I understand that, if I elect to receive any portion of my ESOP benefit in the form of whole shares of Plains Capital Stock and the Merger is completed, I will receive cash and shares of Hilltop Stock for any shares of Plains Capital Stock I own (directly or indirectly) on the effective date of the Merger. I also understand that if I elect to receive any portion of my ESOP account in the form of cash prior to the completion of the Merger described above, the cash I will receive for shares of Plains Capital Stock in my account will be based on the ESOP’s December 31, 2011 appraisal, without taking into account any changes that may occur as a result of the Merger. I also understand that, if I elect to receive any portion of my ESOP account in the form of whole shares of Plains Capital Stock, I have the right to retain those shares, and as described below, will have certain rights to require Plains Capital to purchase the Plains Capital Stock by electing my “put option.” However, if I elect to retain any of the shares of Plains Capital Stock but have not exercised my put option rights with respect to all such shares prior to the completion

FORM 3 (CONTINUED)

of the Merger, upon completion of the Merger, I will receive cash and shares of Hilltop Stock, and, because the Hilltop Stock is publicly traded, I will not have any put option rights with respect to the Hilltop Stock.

7. I am not relying on any representation of, or communication by, the ESOP Committee, the Company, or any director, officer or employee of the Company in making my decision for distribution of my account in the form elected hereby, and none of the ESOP Committee, the Company, or any director, officer or employee of the Company have induced or encouraged me to make such decision.

8. I understand that there may be material, non-public information about the Company or the Company Stock of which the ESOP Committee, the Company, or any director, officer or employee of the Company is aware and I am not.

9. I have had access to my account balance in connection with my decision to receive Company Stock as part of my distribution from the Plan; I am able to ask questions of and receive answers from representatives of the Company and the Plan concerning the valuation of Company Stock, my account balance, my rights with respect to the Plan and relevant matters relating to the business or affairs of the Plan.

10. I have been advised to consult with my own advisors regarding my rights with respect to the Plan, the consequences resulting from this distribution and the potential benefits or detriments resulting from a distribution of Company Stock.

11. At no time has it been represented, guaranteed or warranted to me by any person, expressly or implicitly, that the value of Company Stock would increase or decrease subsequent to the distribution of my account balance to me.

12. I have received, read and am familiar with the Summary Plan Description. (Please note that a copy of the ESOP Summary Plan Description is located in your packet. Please refer to its contents.)

13. I am not relying on the Company, the ESOP Committee, or any officer, employee, director or agent of the Company or the Plan in connection with my decision to exercise my Put Option with respect to Plains Capital Stock as part of the Plan’s distribution of my account balance to me (See ‘Put Option’ section in Summary Plan Description).

14. I am aware that the Company’s obligation to purchase Plains Capital Stock is limited to a specified time period (See ‘Put Option’ section in Summary Plan Description) and, if the Merger is not completed, I may have to hold Plains Capital Stock indefinitely.

I hereby release the Plan, the ESOP Committee, the Company (including its subsidiaries and affiliates) and any officers, employees, directors or agents of the Company (including its subsidiaries and affiliates) and the Plan from any and all claims or actions which I presently have against any such person relating to the Plan or my benefit thereunder.

Please sign and date this Distribution Election Form on the lines indicated below.

Printed Name	Participant’s Signature

Date:	Phone:

Failure to sign and date applicable forms could delay your distribution.

FORM 4	PLAINS CAPITAL CORPORATION
EMPLOYEES’ STOCK OWNERSHIP PLAN

Name:
Phone:

COMMON STOCK ROLLOVER ACKNOWLEDGMENT

If you are rolling Plains Capital Corporation original common stock (“Plains Capital Stock”) into an Individual Retirement Account (IRA), you must consult with your prospective Custodian/Trustee to verify that Plains Capital Stock, which is a private company stock, is eligible to be held in your rollover IRA. If you choose to roll over your Plains Capital Stock, your Custodian/Trustee must submit the attached form acknowledging that Plains Capital Stock is eligible to be held in your IRA. This form should be sent as an attachment to any Direct Rollover forms provided by the Custodian/Trustee.

The undersigned hereby acknowledges that                     , as Custodian/Trustee is willing to hold physical certificates representing share ownership of Plains Capital Corporation, a privately held corporation. The exact legal registration for these shares including TIN and address for correspondence and dividend check payment are provided below.

Certificate Registration: Provide exact registration as it should appear on certificate.

Name:

TIN for registration above:

Address:

Contact Phone Number:	Fax Number:

Email address:

Dividend Check Address:
(If different from above):

Other information:

IRA Custodian/Trustee:

	☐ Custodian	☐ Trustee
(Name of Custodian/Trustee)

FORM 4 (CONTINUED)

Name:

Phone:

For the traditional IRA of:
(Name of IRA Owner)

or

For the Roth IRA of:
(Name of IRA Owner)

As Custodian/Trustee we have entered into an Individual Retirement Agreement with the person named above and we agree and hereby accept the transfer of the assets described.

By (signature):

Printed Name and Title of Party:

Company:	Date:

Plains Capital Employees’ Stock Ownership Plan (ESOP)

Annual Statement and Distribution Information

You are eligible for a distribution from the Employee Stock Ownership Plan (ESOP). Your ESOP balance may consist of monies transferred in December 2005 from the Plains Capital Corporation 401(k) Plan (previously known as the Plains Capital Corporation Profit Sharing and 401K Plan), it may consist of ESOP contributions only, or it may consist of a combination of both contribution types, depending on the circumstances of your employment. This Q&A is intended to provide some basic information on how the ESOP works, and your eligibility for a distribution. Enclosed in this packet is also your ESOP account statement, which reflects any shares earned last year, any shares that transferred in prior years from your profit sharing plan balance, shares allocated this year, and the current value of those shares. Also enclosed is a distribution form. Please fill out the distribution form and return it (instructions listed on the form) if you wish to take a distribution from the ESOP.

ESOP QUESTIONS & ANSWERS

What is an ESOP?

An ESOP is similar to a retirement plan, except that instead of owning stocks and bonds of outside companies – like most retirement plans – the ESOP owns shares of original common stock of PlainsCapital Corporation. An ESOP is a type of retirement plan that buys part of a company on behalf of eligible employees. The ESOP holds the company stock in individual accounts that are set up for each eligible participant. Participants receive the value of their accounts after they retire or leave the company, according to the rules that are explained in more detail in the ESOP legal documents.

What is “stock”? What are “shares”?

“Stock” is ownership of a company. A “share” of stock represents ownership of a portion of a company. An employee that owns stock owns a piece of the company. For example, if there are total of 100 shares, and you own five shares, you own five percent of the company. Today, the ESOP owns approximately 5.25% of the total shares of PlainsCapital stock.

How does the ESOP work?

Upon formation of the ESOP, PlainsCapital issued and sold approximately 2% of total shares of PlainsCapital stock to the ESOP for approximately $6 million. These shares of PlainsCapital stock are held in a “suspense account” until they are released and allocated to participant accounts each year.

What is “vesting”? What are “vesting” rules for the ESOP?

Once shares are allocated to your account, you have to earn the right to keep them. This right is called “vesting”. Vesting works like a “hold” on your account; if you left PlainsCapital before your ESOP benefits were vested, you will forfeit some or all of your benefits, depending on your years of service.

In general, a vesting year of service is each 365-day period of service beginning with the date of your employment with PlainsCapital. Each year of service allows you to “own” a greater portion of the balance of your ESOP.

The vesting schedule is as follows:

Years of Service	Portion Vested
1	20%
2	40%
3	60%
4	80%
5	100%

How much is your ESOP worth? How is the share price determined?

PlainsCapital is not a “publicly traded” company like IBM or GM. PlainsCapital shares are not available from a broker, the stock is not listed in the financial pages of the newspaper, and there is no established “market price” for PlainsCapital shares. In these circumstances, federal law requires an independent appraiser who works for the ESOP Trustee (not for the company) to determine “fair market value” of the shares.

By law, an independent appraiser must value the PlainsCapital stock in the ESOP at least once per year. All participants will receive one annual statement sent to their home address.

As further described in the Q&A below, “What is the impact of the announced merger with Hilltop?”, if the Merger (as defined below) of PlainsCapital and Hilltop Holdings Inc. (“Hilltop”) is completed, all shares of PlainsCapital stock, including those held in your ESOP account, will be exchanged for cash and shares of common stock of Hilltop, a publicly traded company (“Hilltop Stock”). Following the completion of the Merger, the shares of Hilltop Stock in your ESOP account may increase or decrease in value based on the trading price of Hilltop Stock.

What is the impact of the announced merger with Hilltop?

As described in a press release dated May 9, 2012, PlainsCapital has entered into an Agreement and Plan of Merger with Hilltop, dated as of May 8, 2012, pursuant to which, if the transaction is completed, PlainsCapital will merge with and into a wholly-owned subsidiary of Hilltop (the “Merger”). The completion of the Merger is subject to the satisfaction of a number of conditions, including regulatory approval and shareholder approval. If the Merger is completed, all shares of PlainsCapital stock, including those held in your ESOP account, will be exchanged for cash and shares of Hilltop Stock. Following the completion of the Merger, the shares of Hilltop Stock in your ESOP account may increase or decrease in value based on the trading price of Hilltop Stock. The potential timing for completion of the Merger cannot be determined with certainty at this time. More information on the Merger (including any publicly filed information) will be posted at www.plainscapital.com as such information becomes available.

When will you actually receive benefits from the ESOP?

A distribution form is included in this packet. Your options are as follows:

If your balance in the ESOP is greater than $5,000:

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You may fill out the distribution form and make an election to rollover or cash out your shares/cash in the ESOP. You may also decide to leave your balance in the ESOP. You are not required to take a distribution from the ESOP.

•	Distribution of your account will either be in cash, in whole shares of company stock, or in a combination of each, depending on your election on the distribution form.

•

The value of your shares will be: (1) if PlainsCapital stock, the value determined as of the most recent ESOP appraisal, or (2) if Hilltop stock, the market price of the publicly traded shares, as applicable. See the Q&A above, “What is the impact of the announced merger with Hilltop?”

If your balance in the ESOP is between $1,000 and $4,999:

•	Please fill out the distribution form as soon as possible, and make an election to rollover, or cash out the shares/cash in the ESOP.

•	If you do not send a distribution form back within 30 days of the date on your cover letter, your account balance will be automatically rolled over into an IRA with PlainsCapital Bank.

If your balance in the ESOP is less than $1,000:

•	Please fill out the distribution form as soon as possible, and make an election to rollover, or cash out the shares/cash in the ESOP.

•

If you do not send a distribution form back within 30 days of the date on your cover letter, your account balance will automatically be cashed out and distributed to you in a lump sum, minus applicable taxes.

If I request my distribution in shares instead of cash, when can I sell my shares in the future?

If the Merger with Hilltop has not been completed:

If you turn in your distribution form and elect to receive your ESOP balance or part of your ESOP balance in shares of Plains Capital stock, you have a specified period of time that you may sell back your shares of stock to PlainsCapital. This specified time is called a “put option”. Your put option will allow you to sell your shares of stock back to PlainsCapital during two (2) option periods, at the current fair market value. The first put option period runs for a period of sixty (60) days beginning on the date of distribution of stock from the ESOP to you. The second put option period runs for a period of sixty (60) days beginning on the first day after the new determination of the fair market value of PlainsCapital stock is made in the Plan Year immediately following your distribution. If, during either option period, you exercise this put option, PlainsCapital must purchase your shares of stock at fair market value. Failure to exercise your put option during the specified time frames may result in PlainsCapital not purchasing your shares of stock.

If you elect to retain any of the shares of PlainsCapital stock and have not exercised your put option prior to the completion of the Merger, upon completion of the Merger, you will receive cash and shares of Hilltop stock in exchange for your shares of PlainsCapital stock. Because Hilltop Stock is publicly traded, you will not have any put option rights with respect to the Hilltop stock.

If the Merger with Hilltop has been completed:

If you turn in your distribution form, you may elect to receive part of your ESOP balance in shares of Hilltop stock. As discussed above, if the Merger has been completed, the shares of PlainsCapital stock held in your ESOP account will be exchanged for cash and shares of Hilltop stock. Subject to any limitations under federal or state securities laws or the securities exchange on which such shares are listed, such publicly traded shares may be freely sold at any time.

How will I receive my ESOP account statement every year?

You will receive a hard copy ESOP statement every year, once per year, mailed to your home address. In addition, you may view your current and past ESOP statements via the website for the ESOP’s record keeper, Crowe Horwath, at any time. Please look for a separate website instructional guide enclosed with this packet.

Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Hilltop’s or the Company’s actual results, performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and none of Hilltop, the Company nor their affiliates assumes any duty to update forward-looking statements. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “may,” “plan,” “will,” “would” and other similar expressions are intended to identify these forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the Merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of the Company’s earnings, broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Company operates; (iv) the ability to promptly and effectively integrate the businesses of Hilltop and the Company; (v) the reaction of the companies’ customers, employees and counterparties to the transaction; and (vi) diversion of management time on merger-related issues. For more information, see the risk factors described in each of Hilltop’s and the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

In connection with the proposed transaction, Hilltop has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Hilltop and the Company that also constitutes a prospectus of Hilltop, and the definitive joint proxy statement/prospectus will be mailed to shareholders of the Company and Hilltop. Hilltop and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Hilltop and the Company with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Hilltop with the SEC are available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Hilltop Investor Relations at (214) 855-2177. Copies of the documents filed by the Company with the SEC are available free of charge on the Company’s website at www.plainscapital.com or by contacting the Company’s Investor Relations at (214) 252-4155.

Participants in the Solicitation

Hilltop and the Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Hilltop’s executive officers and directors in Hilltop’s Annual Report on Form 10-K filed with the SEC on March 9, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 30, 2012. You can find information about the Company’s executive officers and directors in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 3, 2012. Additional information regarding the interests of such potential participants will be included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. Investors should read the definitive joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop or the Company using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This ESOP Q&A provides a brief overview of certain portions of the ESOP as in effect on May 15, 2012, and is not a part of the official ESOP plan document or summary plan description (“SPD”). If there is any conflict between this ESOP Q&A document and the official ESOP plan document or SPD, the provisions in the official ESOP plan document or SPD, as applicable, will govern. To request a copy of the official ESOP plan document and/or SPD, please contact Corporate Human Resources at 214.252.4100.